Exhibit 99.1

PainReform Announces Positive Safety Data in First Part of Phase 3 Clinical Trial
of PRF-110 in Patients Undergoing Bunionectomy Surgery

Reports Solid Safety Profile of PRF-110 and
No Serious Adverse Events among First 15 Patients

Tel Aviv, Israel – May 1, 2023 – PainReform Ltd. (Nasdaq: PRFX) ("PainReform" or the "Company"), a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics, today announced positive safety results in the first part of its two-part Phase 3 clinical trial of PRF-110, which enrolled 15 bunionectomy patients at two clinical sites in Texas. PRF-110 was administrated intra-operatively to validate the lead formulation's safety further and confirm optimal product instillation in the surgical wound. The initial results demonstrated a solid safety profile of PRF-110. Twenty-six adverse events (AEs)  were recorded in total, with no serious adverse events (SAEs) reported.   All adverse events were considered mild, and most were deemed unlikely to be related to PRF-110. The optimal method of placing the product – “instillation,” was studied and locked as the method of choice.

The Phase 3 trial is a randomized, double-blind, placebo- and active-controlled, multicenter study to evaluate the analgesic efficacy and safety of intra-operative administration of PRF-110 following unilateral bunionectomy. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed before closure to provide localized and extended postoperative analgesia.

Ilan Hadar, Chief Executive Officer of Pain Reform, stated, “We are pleased to report positive safety data in the first part of our Phase 3 clinical trial, suggesting a substantial potential advantage to using PRF-110 over the local anesthetic, ropivacaine. In addition, the absence of any serious adverse events marks a significant clinical milestone of our non-opioid, pain-relieving treatment for postoperative pain. Importantly, the first part of the trial allowed us to train the physicians how to best practice the administration of PRF-110 in advance of the second part of our trial.

We look forward to presenting the pharmacokinetic (PK) data on the first 15 patients next month and then proceeding to the second stage of the Phase 3 trial. Assuming our Phase 3 trials are successful, we believe PRF-110 has the potential to become standard-of-care within the estimated $12 billion postoperative pain treatment market as it addresses the significant unmet need for a long-acting local anesthetic agent to spare opioid use.”

The forthcoming second part of the trial will be a double-blind study, in which the Company plans to randomize approximately 400 patients at seven clinical sites in the U.S. PRF-110 will be administered intra-operatively, using the experience gained in the study’s first part, and will be divided into three cohorts, PRF-110, ropivacaine, and placebo in a 2:2:1 ratio.

As previously reported, PRF-110 provided pain reduction for up to 72 hours post-operatively in the Company’s prior Phase 2 proof-of-concept clinical study in herniorrhaphy (hernia repair). PRF-110 is a highly uniform solution, resulting in consistent sustained and extended release of the analgesic. Ropivacaine, the active drug used in PRF-110, is a safe, well-tolerated, and well-characterized local anesthetic. The other components that make up the remainder of the PRF-110 formulation have been designated by the FDA as Generally Recognized as Safe (GRAS), by the FDA, mitigating many potential safety issues that are common in drug development.

About PainReform

PainReform is a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics. PRF-110, the Company's lead product, is based on the local anesthetic ropivacaine, targeting the postoperative pain relief market. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended postoperative analgesia. The Company's proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates. For more information, please visit www.painreform.com.

Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements about our expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our ability to continue as a going concern, our history of losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110 and future product candidates;  the impact of the COVID-19 pandemic on our operations; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; and statements as to the impact of the political and security situation in Israel on our business. More detailed information about the risks and uncertainties affecting us is contained under the heading "Risk Factors" included in the Company's most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Ilan Hadar
Chief Executive Officer
PainReform Ltd.
Tel: +972-54-5331725
Email: ihadar@painreform.com